MORELLA & ASSOCIATES

ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA
wjarcher@morellalaw.com
(412) 369-9696 x127

May 19, 2014

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

> Re: **Strategic Global Investment, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 17, 2014**
> **File No. 024-10377**

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the "*Company*") in response to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission (the "*Commission*") by letter dated May 6, 2014 to Mr. Andrew Fellner, Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Company's Offering Statement on Form 1-A (File No. 024-10377) (the "Offering Statement"), which was filed with the Commission on April 17, 2014.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 1 to the Offering Statement (the "Amendment No. 1") which has been revised to reflect the Company's responses to the comments from the Staff. All page numbers in the responses below refer to the Amendment 1, except as otherwise noted. The filing package consists of eight copies of Amendment No. 1, four of which have been marked to show changes from the Offering Statement. One of the unmarked copies has been manually executed.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

1. The number of shares sold during the one year prior to the filing of the 1-A do not match the number of shares reported sold on your Form 2-As for that same period. Please advise.

Response: The sales reported by the Company in its Form 2-A's for its prior two Regulation A offerings, show sales made pursuant to each of the referenced offerings. This was done as a matter of keeping the historical record correct. However, subsequent to many of the reported sales being made, they were rescinded by mutual agreement of the parties. In virtually all cases, the rescissions were requested by the investors who objected to the fact that shares were then being offered at a lower price than they had paid. The Company decided that it was in its best interest to agree to the rescission so as to (a) retain the good will of the investors involved; (b) encourage the investors to invest additional funds in the Company; and (c) avoid potentially expensive and time consuming litigation over the notes which had been used to pay for the shares in several of the transactions which were rescinded. The Staff is directed to the chart included in the Company's response to Comment 5 below, which shows a reconciliation of the sales reported in the Form 2-A's and the final sales numbers reported in the Company's financial statements.

2. We note the disclosure that Andrew Fellner received 750 million shares in consideration for foregoing all claims to the $750,000 "which he could have demanded for his services" from May 2010 to January 1, 2014. However, on page 34 under Compensation of Officers and Directors, you state that the board has established a "target salary" for Mr. Fellner of $120,000 per year "but may begin paying him a smaller salary based on the financial situation of the company." Please reconcile.

Response: As a legal matter, Mr. Fellner has worked for the Company since May, 2010 without being paid any compensation. There is no question that he could raise a *quantum meruit* claim against the Company for the value of that work, although he has not made any such claim. The Company and Mr. Fellner believe that the value of his contributions to the Company during this period have a reasonable value of $250,000 per year, which would have been paid in cash and stock, as would be the case for a publicly trading company. As a practical matter, 750 million shares of the Company's common stock at the offering price of the previous and the current proposed offering of $0.0001 per share are worth far less than $750,000.

Further, because of Mr. Fellner's status as an affiliate of the Company, these shares are very illiquid in that they are not only restricted shares, but cannot be sold as a result of Section (i) of Rule 144 in that the Company is not a reporting company and was a "shell company" at one point. Thus, the present value of these shares is hard to determine, but clearly significantly less than $750,000. Thus, whatever the basis on which the decision was made to issue Mr. Fellner 750 million shares in exchange for his waiving his claim to any compensation for over 3 ½ years of work for the Company, the value he received much less than $120,000 per year.

3.   We note that you have incorporated by reference the pages supplied in Exhibit A to the Form 1-A in lieu of updating your disclosure in this section. However it is not clear from the list contained in Exhibit A how much cash was raised through these sales. Please revise to include all the disclosure required by Item 5, including the cash proceeds from each sale.

Response: We have revised Item 5 as requested and deleted Exhibit A.   See Item 5 to Amendment No. 1.   As can be seen from Item 5 page 3, all of the shares sold in the Regulation A offering were sold for cash.

Our Business, page 27

Medical Marijuana Growing, page 30

4. Expand your discussion of Bearpot, Inc.'s business to address the following:
   - Where Bearpot's facilities are located in Colorado;
   - The size and anticipated production capacity of Bearpot's growing houses;
   - When you expect to begin selling medical marijuana to distributors;
   - Who you have identified as potential distributors; and
   - The current state and federal regulations impacting the business.

Response:

The Company has expanded its description of the medical marijuana growing business as requested. See page 31 of Amendment No. 1. The following comments on those requests are provided for the benefit of the Staff.

The Company is considering moving Bearpot, Inc.'s ("Bearpot") facility to a new county, so providing this information may end up being misleading, assuming that the location of a immaterial amount of assets which are not producing any revenue is material. Further, the Company feels that the street address of this facility is immaterial, but will provide it to the Staff confidentially, if the Staff requests it. Because the facility is so small, the Company feels it would be a mistake to make a public announcement of its street address.

Bearpot's growing facility currently has 50 plants. There is no present plan to expand the number of plants beyond that, unless and until it becomes clear to the Company that doing so can be done profitably. In part this decision is dependent upon the impact of the regulations which

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
May 19, 2014
Page 4

the State of Colorado is planning to issue in July and some indication from the State that those regulations are not likely to change in the immediate future.

Bearpot will not sell any medical marijuana to distributors. Under the existing regulations in Colorado, Bearpot can provide medical marijuana to only to people who have "red cards" which allows them to have it grown for them under the Colorado regulations. At present, under 10 people have registered their red cards with Bearpot. The Company does not know long large the red card holding population in the state is, but it believes that it is a rather small number of people. Bearpot hopes to makes its first sales sometime in Nov/Dec, 2014.

As indicated above, Bearpot is not permitted under the Colorado regulations to sell medical marijuana to distributors.

Market for and Dividends on our Common Stock and Related Stockholder Matters, page 37

5.   Please reconcile your reported 31,172,091,754 shares outstanding with the number of shares sold in your two completed and your current Regulation A offerings.

Response: The reconciliation of the number of shares of common stock outstanding on March 31, 2014 with the sale the sales reported previously relating to the Company's completed Regulation A offerings is found in the Issuer's Consolidated Statements of Stockholder's Equity on page F-5 of Amendment No. 1. As noted in the response to Comment 1 above, the differences relate to the cancellation of previous sales of shares and the cancellation of promissory notes delivered to the Company as consideration for those shares.

General Financial

6.   We note on page 20 your acquisition in February 2014 of a subsidiary in Colorado that grows marijuana plants. Please tell us whether or not the purchase of business combination of February 2014 was significant using the tests in Rule 1-02(w) and, therefore, calling for reporting requirements of Rule 3-05 of Regulation S-X.

Response: The acquisition was of the outstanding shares of stock of the company, which owned some assets but was doing no business. The purchase price of $50,000 was not significant in relation to the assets of the Company (well over $1 million in cash) at that time. Therefore, Rule 3-05 of Regulation S-X does not need to be complied with.

Statement of Operations for the Years Ending December 31, 2013 and 2012, page F-3

7.   We note a material increase in Selling, General and Administrative expense for

the year ended December 31, 2013. Please explain what caused the increase and to whom the expenses were paid.

Response: The increase in the Selling, General and Administrative expenses was the result of the issuance of shares to Mr. Fellner in connection with his waiver of his potential claim for salary for periods worked prior to January 1, 2014.

Statement of Cash Flows for the Years Ending December 31, 2013 and 2012, page F-5

8.   Please revise your reconciliation of the net loss to operating cash flows to include net loss as it is presented on your Statement of Operations.

Response: The reconciliation of the net loss to operating cash flows has been revised as requested. See Statement of Operations in the financial statements to Amendment No. 1.

Note 4 – Stockholder's Equity, page F-12

9.   We note you disclose note receivables totaling approximately $1 million in exchange for stock during 2013, and you show on your Statement of Cash Flows total proceeds from stock issuances of approximately $614,000 for the same fiscal year, but you do not present any note receivables on your balance sheet for the year ended December 31, 2013. Please explain and reconcile for what appears to be a discrepancy between presented cash received for stock issuances and your disclosures.

Response: Please see the Company's responses to Comments 1 and 5 for the requested explanation.

If you have any questions concerning the above, please call the undersigned.

Very truly yours,

Warren J. Archer

WJA/dlp
Enclosures
cc: Mr. Gregory Dundas
      Mr. Robert Littlepage
      Mr. Joseph Cascarano
      Mr. Andrew Fellner